SUPPL

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

September 6, 2007

2007 SEP 17 P 1:43

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A.B. de C.V., related to opinion of USCOM'S board of directors regarding the public offering call announced by Inmobiliaria Carso, S.A. de C.V., which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on September 3, 2007:

"U.S. COMMERCIAL CORP, S.A.B. DE C.V. ("USCOM") informs the investor public the following:

1. the Board of Directors of USCOM during a meeting held today, hearing the opinion of the Audit Committee while exerting its functions regarding corporate practices, and based on the study prepared by Credit Suisse Securities (USA), LLC ("Credit Suisse"), investment bank hired as independent expert pursuant the terms of article 101 of the Securities Market Act, deems fair, from the financial standpoint, the price of the public offering call that shall be entered into by Inmobiliaria Carso, S.A. de C. V. (Inmobiliaria Carso") concerning up to 2,044,002,153 ordinary stocks, B-1 Series, representing approximately 40.99% of the outstanding capital stock of USCOM that are not of its ownership. Likewise, pursuant article 101 of the Securities Market Act, the Board of Directors informs that the only Board members that could have an conflict of interest regarding the public offering call presented by Inmobiliaria Carso are those that (i) have the nature of stockholders of USCOM or (ii) have the nature of members of the Board of Directors or stockholders of the tender.

2. On their behalf, all the members of the Board of Directors of USCOM that are stockholders in the corporation have expressed their decision of selling the stocks representing the capital stock of USCOM of their property at the public offering call of Inmobiliaria Carso.

3. Photocopies of Credit Suisse's independent opinion and its translation into Spanish, made by a certified translator authorized by the Supreme Court of Justice of Mexico City are available for the investor public at USCOM web site."

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

[redacted]

07026513

dlw 9/18

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

END